UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Gehl Company

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☑	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,928.47

Form or Registration No.:	Schedule TO

Filing Party:	Tenedor Corporation and Manitou BF S.A.

Date Filed:	September 8, 2008

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of Gehl Company, a Wisconsin corporation (the “Company”), and relates to the cash tender offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), disclosed in a Tender Offer Statement, Rule 13E-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement filed on Schedule TO, dated as of the date hereof (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $.10 per share, of the Company (the “Shares”) not owned by Parent or its affiliates, at a price of $30.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Company is filing a Schedule 14D-9 Recommendation Statement (as amended from time to time, the “Recommendation Statement”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Recommendation Statement is attached hereto as Exhibit (a)(2), a copy of the Offer to Purchase, is attached as Exhibit (a)(1)(A) hereto. This Schedule 13E-3 also relates to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (d)(1) hereto.

The information contained in the Offer to Purchase, Letter of Transmittal and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein in response to all items of information required to be included in, or covered by, this Transaction Statement. All information contained in this Transaction Statement concerning the Company, Purchaser or Parent has been provided by such person and not by any other person.

ITEM 16. Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 7, 2008 [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) [Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(C)	Form of Notice of Guaranteed Delivery [Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(F)	Text of press release issued by Manitou BF S.A., dated September 8, 2008 [Incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(G)	Text of press release issued by Gehl Company, dated September 8, 2008 [Incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9, dated September 7, 2008, filed by Gehl Company.]

(a)(1)(H)	Investor presentation made by Parent, dated September 8, 2008 [Incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(2)	Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008 [Incorporated by reference to the Schedule 14D-9, dated September 7, 2008, filed by Gehl Company.]

(b)	Multicurrency Term and Revolving Facilities Agreement, dated September 4, 2008, between Manitou BF S.A. as the original borrower, Société Générale Corporate and Investment Banking, as mandated lead arranger, the financial institutions from time to time parties thereto and Société Générale, as agent of the other finance parties [Incorporated by reference to Exhibit (b) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(c)(1)	Opinion of Robert W. Baird & Co., dated September 7, 2008 (included as Annex B to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(2)	Appraisal opinion of Duff & Phelps, LLC, dated September 7, 2008 (included as Annex C to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(3)	Appraisal opinion of Emory & Co., LLC, dated September 7, 2008 (included as Annex D to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(4)	Presentation of Robert W. Baird & Co., dated September 7, 2008

(c)(5)	Presentation of Duff & Phelps, LLC, dated September 7, 2008

(c)(6)	Presentation of Emory & Co., LLC, dated September 7, 2008

(c)(7)	Presentation of SG Americas Securities, LLC to the Executive Committee and members of the Supervisory Board of Parent, dated April 4, 2007 [Incorporated by reference to Exhibit (c)(4) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company (included as Annex A to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(2)	Voting and Tender Agreement, dated as of September 7, 2008, by and between Parent and the Company (included as Annex B to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(3)	Shareholder Agreement, dated as of September 22, 2004 by and between the Company and Parent [Incorporated by reference to Exhibit 10.7 to Gehl Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004]

(d)(4)	Manufacturing License, Technical Assistance and Supply Agreement, dated as of July 22, 2004 by and between Parent and the Company [Incorporated by reference to Exhibit (d)(4) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(5)	OEM Supply Agreement, dated as of July 22, 2004 by and between the Company and Parent) [Incorporated by reference to Exhibit (d)(5) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(f)	Applicable Wisconsin statutory provisions concerning dissenters’ rights (included as Schedule II to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gehl Company

By:	/s/ William D. Gehl
William D. Gehl
Chairman of the Board of Directors and Chief Executive Officer

Dated: September 7, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 7, 2008 [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) [Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(C)	Form of Notice of Guaranteed Delivery [Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(F)	Text of press release issued by Manitou BF S.A., dated September 7, 2008 [Incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(1)(G)	Text of press release issued by Gehl Company, dated September 7, 2008 [Incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9, dated September 7, 2008, filed by Gehl Company.]

(a)(1)(H)	Investor presentation made by Parent, dated September 8, 2008 [Incorporated by reference to Exhibit (a)(1)(H) to the Schedule, TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(a)(2)	Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008 [Incorporated by reference to the Schedule 14D-9, dated September 7, 2008, filed by Gehl Company.]

(b)	Multicurrency Term and Revolving Facilities Agreement, dated September 4, 2008, between Manitou BF S.A. as the original borrower, Société Générale Corporate and Investment Banking, as mandated lead arranger, the financial institutions from time to time parties thereto and Société Générale, as agent of the other finance parties [Incorporated by reference to Exhibit (b) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(c)(1)	Opinion of Robert W. Baird & Co., dated September 7, 2008 (included as Annex B to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(2)	Appraisal opinion of Duff & Phelps, LLC, dated September 7, 2008 (included as Annex C to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(3)	Appraisal opinion of Emory & Co., LLC, dated September 7, 2008 (included as Annex D to the Recommendation Statement on Schedule 14D-9 of Gehl Company, dated September 7, 2008) [Incorporated by reference to the Schedule 14D-9 filed, September 8, 2008, by Gehl Company]

(c)(4)	Presentation of Robert W. Baird & Co., dated September 7, 2008

(c)(5)	Presentation of Duff & Phelps, LLC, dated September 7, 2008

(c)(6)	Presentation of Emory & Co., LLC, dated September 7, 2008

(c)(7)	Presentation of SG Americas Securities, LLC to the Executive Committee and members of the Supervisory Board of Parent, dated April 4, 2007 [Incorporated by reference to Exhibit (c)(4) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company (included as Annex A to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(2)	Voting and Tender Agreement, dated as of September 7, 2008, by and between Parent and the Company (included as Annex B to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(3)	Shareholder Agreement, dated as of September 22, 2004 by and between the Company and Parent [Incorporated by reference to Exhibit 10.7 to Gehl Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004]

(d)(4)	Manufacturing License, Technical Assistance and Supply Agreement, dated as of July 22, 2004 by and between Parent and the Company [Incorporated by reference to Exhibit (d)(4) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(d)(5)	OEM Supply Agreement, dated as of July 22, 2004 by and between the Company and Parent) [Incorporated by reference to Exhibit (d)(5) to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(f)	Applicable Wisconsin statutory provisions concerning dissenters’ rights (included as Schedule II to the Offer to Purchase) [Incorporated by reference to the Schedule TO, dated September 7, 2008, filed by Manitou BF S.A. and Tenedor Corporation.]

(g)	Not applicable

(h)	Not applicable